

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2021

Zachary B. King
Senior Vice President and Chief Financial Officer
USA Truck Inc.
3200 Industrial Park Road
Van Buren, AR 72956

       Re: USA Truck Inc.
            Registration Statement on Form S-3
            Filed May 7, 2021
            File No. 333-255901

Dear Mr. King:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation

cc: Jeff Beck